SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 17, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 17, 2007

TAM will operate daily flights to Germany

Company received authorization for four additional frequencies

São Paulo, August 17, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) received yesterday 16 August, official authorization from the Brazilian Civil Aviation Authority (ANAC - Agência Nacional de Aviação Civil) to operate four additional weekly frequencies to Germany, totaling seven weekly flights. The company will start daily operations to Frankfurt by end of the year. TAM is already making all necessary provisions for these flights.

As a part of its international sector policy, TAM has been establishing strategic partnerships for the destinations in which it operates. For Germany, the company signed a Memorandum of Understanding with Lufthansa three months ago to implement codesharing on national and international routes.

TAM has been increasing its market share on international routes. It ended July with a 64.3% share among the Brazilian companies that operate internationally. In Europe, it already has direct flights to Paris (three flights per day, two from São Paulo and one from Rio de Janeiro); London (one flight per day) and Milan (one flight per day). In the United States, it flies to Miami (three flights per day, two from São Paulo and one from Manaus) and to New York (two flights per day). It also serves various destinations within South America: Buenos Aires and Cordoba (Argentina), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay) and Santa Cruz de la Sierra and Cochabamba (Bolivia). The company has already announced the beginning of daily flights to Caracas (Venezuela) in September, Montevideo (Uruguay) in October and Madrid (Spain) in December.

Investor Relations:	Press Agency Contact:
Tel.: (55)(11)5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55)(11)5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and held a 50.6% domestic market share and 64.3% international market share at the end of July 2007. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.